October 31, 2014

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:            Jackson National Separate Account – I ("Registrant")
File Nos. 333-183048 and 811-08664

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 14 under the Securities Act of 1933, and Amendment No. 481 under the Investment Company Act of 1940, to the registration statement (the "Amendment").  We are making this filing pursuant to rule 485(a)(1) under the Securities Act of 1933.

The supplements in the Amendment make changes to the timing for election of the Guaranteed Minimum Withdrawal Benefit For Stretch RMDs by beneficiaries and prospective owners.

Several other currently registered annuity contracts will contain the above described changes.  Regarding the additional contracts and related registration statements, a request for approval pursuant to rule 485(b)(1)(vii) will follow this filing.

Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy of the supplement to the Perspective II prospectus and a courtesy copy of the supplement to the combination prospectus (Perspective II and Perspective L Series) contained in this filing.

If you have any questions, please call me at (517) 367-3872.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Assistant Vice President, Legal

cc:            Alberto Zapata
Joan E. Boros